SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

PURSUANT to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the Month of May, 2007

Commission File Number 0-30860

Axcan Pharma Inc.

(Exact Name of Registrant)

597, boul, Laurier, Mont-Saint-Hilaire (Quèbec), Canada J3H 6C4

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	Form 40-F
X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also hereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No
X

This Form 6-K consists of: (1) A May 10, 2007 press release entitled “Axcan Intends to Redeem Its 4 ¼% Convertible Subordinated Notes due in April 2008”; (2) a May 10, 2007 press release entitled “Axcan Pharma Continues Solid Growth in Fiscal 2007, with Record Revenue of $25.3 Million in the Second Quarter; Pylera Launched in the U.S.”; (3) Interim Management’s Discussion and Analysis of Financial Condition and Results of Operations - Second Quarter March 31, 2007; and (4) Consolidated Financial Statements - Second Quarter March 31, 2007.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AXCAN PHARMA INC.

Date: May 11, 2007	By:	__/s/ Steve Gannon_________
Name:	Steve Gannon
Title:	Senior Vice President and Chief Financial Officer